MarketAxess Corporation

**(A wholly-owned subsidiary of
MarketAxess Holdings Inc.)**
**Financial Statements and
Supplementary Schedules
December 31, 2020**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MarketAxess Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Hudson Yards, 15th Floor
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER N GEROSA 212-813-6343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Antonio L. DeLise_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_MarketAxess Corporation_____ , as

of _December 31_____, 20 _20_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

Based upon relief from Commission staff and difficulties arising from
COVID-19, the Firm is making this filing without a notarization.

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Index
December 31, 2020



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of MarketAxess Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MarketAxess Corporation (the "Company") as of December 31, 2020, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 , and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Supplementary Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Supplementary Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Supplementary Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2020 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

March 1, 2021

We have served as the Company's auditor since 2000.

MarketAxess Corporation
(A wholly owned subsidiary of MarketAxess Holdings Inc.)
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$ 252,811,358
Cash segregated under federal regulations	50,058,633
Investments, at fair value	4,078,362
Accounts receivable, including accounts receivable from affiliates of $819,920, net of allowance of $133,419	63,763,412
Receivables from broker-dealers, clearing organizations and customers	222,188,980
Equipment, net of accumulated depreciation of $42,769,473	11,004,081
Software development costs, net of accumulated amortization of $92,666,121	33,828,927
Prepaid expenses and other assets	12,278,924
Total assets	**$ 650,012,677**

Liabilities and Shareholder's Equity
Liabilities

Accrued employee compensation	$ 36,097,750
Payables to broker-dealers, clearing organizations and customers	133,326,444
Accounts payable and other liabilities	30,807,143
Due to affiliates	69,682,712
Deferred tax liabilities, net	5,006,936
Total liabilities	**274,920,985**

Shareholder's Equity

Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in-capital	83,383,830
Retained earnings	291,707,852
Total shareholder's equity	**375,091,692**
Total liabilities and shareholder's equity	**$ 650,012,677**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly owned subsidiary of MarketAxess Holdings Inc.)
Statement of Operations
Year Ended December 31, 2020

Revenues		
Commissions	$	549,834,498
Information services		13,387,186
Investment income		474,026
Other, including $4,705,616 from affiliates		6,417,018
Total revenues		**570,112,728**
Expenses		
Employee compensation and benefits		85,171,313
Service agreement fees to affiliates		64,697,324
Technology and communications		27,796,269
Depreciation and amortization		25,348,259
Marketing and advertising		6,205,680
General and administrative		8,847,984
Professional and consulting fees		12,508,412
Clearing costs		10,182,015
Occupancy		8,160,696
Total expenses		**248,917,952**
Income before provision for income taxes		**321,194,776**
Provision for income taxes		81,756,329
Net income	$	**239,438,447**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2020

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
	Shares	Amount			
Balance, December 31, 2019	1,000	$ 10	$ 83,383,830	$ 82,269,405	$ 165,653,245
Dividends paid to MarketAxess Holdings Inc.	—	—	—	(30,000,000)	(30,000,000)
Net income	—	—	—	239,438,447	239,438,447
Balance, December 31, 2020	**1,000**	**$ 10**	**$ 83,383,830**	**$291,707,852**	**$ 375,091,692**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities

Net income	$ 239,438,447
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	25,348,259
Stock-based compensation expense	9,534,392
Deferred taxes	1,862,913
Provision for bad debts	432,100
Other	(96,107)
Changes in operating assets and liabilities:	
(Increase) in accounts receivable	(12,948,533)
(Increase) in receivables from broker-dealers, clearing organizations and customers	(182,870,918)
(Increase) in prepaid expenses and other assets	(2,525,391)
Decrease in trading investments	58,503,986
(Increase) in mutual funds held in rabbi trust	(1,343,387)
Increase in accrued employee compensation	8,526,405
Increase in payables to broker-dealers, clearing organizations and customers	133,326,444
Increase in accounts payable and other liabilities	24,342,644
Increase in due to affiliates	3,231,154
Net cash provided by operating activities	**304,762,408**
Cash flows from investing activities	
Purchases of equipment	(8,922,832)
Capitalization of software development costs	(25,010,108)
Net cash (used in) investing activities	**(33,932,940)**
Cash flows from financing activities	
Dividends paid to MarketAxess Holdings Inc.	(30,000,000)
Proceeds from short-term borrowings	558,286,324
Repayments of short-term borrowings	(518,356,324)
Net cash provided by financing activities	**9,930,000**
Net increase in cash and cash equivalents	280,759,468
Cash and cash equivalents including restricted cash	
Beginning of year	61,518,585
End of year	**$ 342,278,053**
Supplemental cash flow information	
Cash paid for income taxes	$ 810,979
Cash paid for interest	1,394,404

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Notes to Financial Statements
December 31, 2020

1. Organization and Principal Business Activity

MarketAxess Corporation ("the Company") was incorporated in the State of Delaware in September 1997 and operates a leading electronic trading platform delivering expanded liquidity opportunities, improved execution quality and significant cost savings across global fixed-income markets. The Company's multi-dealer trading platform allows its institutional investor clients to simultaneously request competing executable bids or offers from multiple broker-dealer clients and execute trades with the broker-dealer of their choice from among those that choose to respond. The Company's patented trading technology provides access to global liquidity on its platform in U.S. investment-grade bonds, U.S. high-yield bonds, U.S. Treasuries, emerging market debt, Eurobonds and other fixed-income securities. Through its Open Trading™ protocols, the Company executes bond trades between and among institutional investor and broker-dealer clients in the leading all-to-all anonymous trading environment in corporate bonds. The Company provides fixed-income market data, analytics and compliance tools to assist clients with trading decisions. The Company is a wholly-owned subsidiary of MarketAxess Holdings Inc. (the "Parent"), which is a publicly traded enterprise listed on the NASDAQ Global Select Market under the symbol MKTX.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Accounting Pronouncements, Recently Adopted
In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-04, "Intangibles-Goodwill and Other" ("ASU 2017-04"). ASU 2017-04 simplifies the testing for goodwill impairment. The Company adopted this guidance on January 1, 2020. The adoption of this guidance did not have a material impact on the Company's Financial Statements.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments". This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company adopted this ASU on January 1, 2020 using the modified retrospective method of adoption. Adoption of this ASU did not have a material impact on the Company's Financial Statements.

Accounting Pronouncements, Not Yet Adopted
In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting", which is designed to ease the potential burden in accounting for the transition away from the London Inter-bank Offered Rate ("LIBOR"). The ASU applies to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued and replaced with alternative reference rates as a result of reference rate reform. The ASU provides optional expedients and exceptions for applying U.S. generally accepted accounting principles ("U.S. GAAP") to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The ASU was effective for all entities as of March 12, 2020 and can be adopted from this date through December 31, 2022. The Company does not expect adoption of this ASU to have a material impact on its Financial Statements.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less.

Receivables from and Payables to Broker-dealers, Clearing Organizations and Customers

Receivables from broker-dealers, clearing organizations and customers include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date (''securities failed-to-deliver'') and cash deposits held at clearing organizations and clearing brokers to facilitate the settlement and clearance of matched principal transactions. Payables to broker-dealers, clearing organizations and customers include amounts payable for securities not received by the Company from a seller by the settlement date (''securities failed-to-receive''). Securities failed-to-deliver and securities failed-to-receive for transactions executed between and among institutional investor and broker-dealer clients on a matched principal basis where the Company serves as a counterparty to both the buyer and the seller are recorded on a settlement date basis. The Company presents its securities failed-to-deliver and securities failed-to-receive balances on a net-by-counterparty basis within receivables from and payables to broker-dealers, clearing organizations and customers. The difference between the Company's trade-date receivables and payables for unsettled matched principal transactions reflects commissions earned and is recorded within accounts receivable, net on a trade-date basis.

Investments, at Fair Value

Investments are recorded in the Statement of Financial Condition on the trade date. Investments are carried at fair value, with realized and unrealized gains or losses included in other revenues in the Statement of Operations.

Fair Value Measurements

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). The Company's financial assets and liabilities measured at fair value on a recurring basis consist of its money market funds and investments. These financial instruments are reported on the Statement of Financial Condition at fair value.

Allowance for Credit Losses

All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. The Company continually monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The allowance for credit losses is based on an estimate of the amount of potential credit losses in existing accounts receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific collection issues that have been identified. Account balances are grouped for evaluation based on various risk characteristics, including billing type, legal entity, and geographic region. Additions to the allowance for credit losses are charged to bad debt expense, which is included in general and administrative expense in the Company's Statement of Operations. Balances that are determined to be uncollectable are written off against the allowance for credit losses. The allowance for credit losses, the provision for credit losses and write-offs against the allowance for credit losses were immaterial for the year ended December 31, 2020.

Depreciation

Equipment is carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three or five years.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Notes to Financial Statements
December 31, 2020

Software Development Costs and Amortization

The Company capitalizes certain costs associated with the development of internal use software, including among other items, employee compensation and related benefits and third-party consulting costs, at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Cloud Computing Costs

The Company capitalizes certain costs associated with cloud computing arrangements, including, among other items, employee compensation and related benefits and third-party consulting costs that are part of the application development stage. These costs are setup as a prepaid asset on the balance sheet and are amortized over the period of the hosting service contract. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Revenue Recognition

The Company's classification of revenues in the Statement of Operations represents revenues from contracts with customers disaggregated by type of revenue. The Company has three revenue streams as described below.

Commission Revenue. The Company charges its broker-dealer clients variable transaction fees for trades executed on its platform and, under certain plans, distribution fees or monthly minimum fees to use the platform for a particular product area. Variable transaction fees are recognized on a trade date basis and generally calculated as a percentage of the notional dollar volume of bonds traded on the platforms and vary based on the type, size, yield and maturity of the bond traded and individual client incentives. Bonds that are more actively traded or that have shorter maturities generally generate lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions. Under the Company's disclosed trading transaction fee plans, variable transaction fees, distribution fees and unused monthly fee commitments are invoiced and recorded on a monthly basis.

For trades that the Company executes between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller, the Company earns the commission through the difference in price between the two trades. The commission is collected upon settlement of the trade, which typically occurs within one to two trading days after the trade date. The following table presents commission revenue by fee type for the year ended December 31, 2020:

Commission revenue by fee type		
Variable transaction fees		
Disclosed trading	$	309,007,263
Open Trading - matched principal trading		134,712,552
Total variable transaction fees		443,719,815
Distribution fees and unused minimum fees		106,114,683
Total commissions	$	549,834,498

Information Services. Information services includes data licensed to the Company's broker-dealer clients, institutional investor clients and data-only subscribers. The nature and timing of each performance obligation may vary as these contracts are either subscription-based services transferred over time, and may be net of volume-based discounts, or one-time services that are transferred at a point in time. Revenues for services transferred over time are recognized ratably over the contract period as the Company's performance obligation is met whereas revenues

for services transferred at a point in time are recognized in the period the services are provided. Customers are generally billed monthly, quarterly, or annually; revenues billed in advance are deferred and recognized ratably over the contract period. The following table presents information services revenue by timing of recognition for the year ended December 31, 2020:

Information services revenue by timing of recognition		
Services transferred over time	$	12,404,876
Services transferred at a point in time		982,310
Total information services revenues	$	13,387,186

Other Revenues – Other revenues primarily includes revenue from telecommunications line charges to broker-dealer clients, revenues received for services provided to affiliates and realized and unrealized gains or losses on trading securities.

Contract liabilities consist of deferred revenues that the Company records when cash payments are received or due in advance of services to be performed. The revenue recognized from contract liabilities and the remaining balance is shown below:

	December 31, 2019	Payments received in advance of services to be performed	Revenue recognized for services performed during the period	December 31, 2020
Total deferred revenue	$ 2,131,172	$ 9,013,918	$ (7,948,398)	$ 3,196,692

The majority of the Company's contracts are short-term in nature with durations of less than one-year. For contracts with original durations extending beyond one year, the aggregate amount of the transaction price allocated to remaining performance obligations was $14,962,609 as of December 31, 2020. The Company expects to recognize revenue associated with the remaining performance obligations over the next 33 months.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes in the Statement of Operations.

The Company files consolidated federal and combined state and local income tax returns with its Parent and U.S. affiliates. Pursuant to a tax sharing agreement between the Company and the Parent, income tax expense recorded by the Company is determined on a separate company basis.

Stock-Based Compensation for Employees

The Company measures and recognizes compensation expense for all share-based payment awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Statement

of Operations over the requisite service period, which is typically the vesting period, with an offsetting liability to the Parent. Forfeitures are recognized as they occur.

Use of Estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk

The Company acts as a matched principal counterparty in connection with the Open Trading transactions that it executes between clients. The Company acts as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in trades. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

The Company is exposed to credit and performance risks in its role as a matched principal trading counterparty to its Open Trading clients executing bond trades on its platform, including the risk that counterparties that owe the Company money or securities will not perform their obligations. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase the Company's risk. Where the unmatched position or failure to deliver is prolonged, there may also be regulatory capital charges required to be taken by the Company. There can be no assurance that the policies and procedures the Company uses to manage this credit risk will effectively mitigate the credit risk exposure.

Cash and cash equivalents includes cash and money market instruments that are primarily maintained at three major global banks. Given this concentration, the Company is exposed to certain credit risk in relation to the Company's deposits at these banks. As of December 31, 2020, the Company had cash balances that exceeded the Federal Deposit Insurance Corporation limit of $250,000.

3. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items, as defined. As of December 31, 2020, the Company had net capital of $251,021,632 which exceeded its required net capital of $2,548,881 by $248,472,751.

For the period of January 1, 2020 to August 9, 2020, the Company claimed exemption from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 ("SEC Rule 15c3-3") as the Company's activities were limited to those described in the exemption provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to SEC Rule 17a-5, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in SEC Rule 15c3-3).

On August 10, 2020, the Company converted to a self-clearing model for the U.S. bond trades to which it is a counterparty via its Open Trading functionality. Previously, these bond transactions were settled through a third-party clearing broker. As a result of this conversion, the Company no longer claimed exemption from the reserve requirements of SEC Rule 15c3-3 is required to segregate funds in a special reserve bank account for the benefit of customers pursuant to SEC Rule 15c3-3. As of December 31, 2020, the Company had a balance of $50,058,633 in its special reserve bank account.

4.   **Fair Value Measurements**

The following table summarizes the valuation of the Company's assets and liabilities measured at fair value as categorized based on the hierarchy described in Note 2:

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Money market funds	$ 892	$ —	$ —	$ 892
Trading securities:				
Mutual funds held in rabbi trust	—	4,078,362	—	4,078,362
Total	$ 892	$ 4,078,362	$ —	$ 4,079,254

Securities classified within Level 2 were valued using a market approach utilizing prices and other relevant information generated by market transactions involving comparable assets. The mutual funds held in a rabbi trust represent investments associated with the Parent's deferred cash incentive plan (see Note 12). There were no financial assets classified within Level 3 during the year ended December 31, 2020.

The table below presents the carrying value, fair value and fair value hierarchy category of the Company's financial assets and liabilities that are not measured at fair value on the Statement of Financial Condition. The carrying values of the Company's financial assets and liabilities not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximate fair value due to the short-term nature of the underlying assets and liabilities.

	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Total
As of December 31, 2020						
Financial assets not measured at fair value:						
Cash and cash equivalents	$ 252,811,358	$ 252,811,358	$ 252,811,358	$ -	$ -	$ 252,811,358
Cash segregated under federal regulations	50,058,633	50,058,633	50,058,633	-	-	50,058,633
Accounts receivable, net of allowance	63,763,412	63,763,412	-	63,763,412	-	63,763,412
Receivables from broker-dealers, clearing organizations and customers	222,188,980	222,188,980	39,318,062	182,870,918	-	222,188,980
Total	$ 588,822,383	$ 588,822,383	$ 342,188,053	$ 246,634,330	$ -	$ 588,822,383
Financial liabilities not measured at fair value:						
Payables to broker-dealers, clearing organizations and customers	133,326,444	133,326,444	-	133,326,444	-	133,326,444

The following is a summary of the Company's investments:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
As of December 31, 2020				
Mutual funds held in rabbi trust	$ 3,430,975	$ 647,387	$ —	$ 4,078,362

The contractual maturities of the Company's investments are less than one year as of December 31, 2020. Proceeds from the sales and maturities of investments during the year ended December 31, 2020 were $58,503,986. The net realized gains related to the Company's investments for the year ended December 31, 2020 were $68,337.

5. Receivables from and Payables to Broker-dealers, Clearing Organizations and Customers

As of December 31, 2020, receivables from and payables to broker-dealers, clearing organizations and customers consisted of the following:

Receivables from broker-dealers, clearing organizations and customers:		
Securities failed-to-deliver - broker-dealers	$	93,293,963
Securities failed-to-deliver - customers		87,685,394
Deposits with clearing organizations and broker-dealers		39,318,062
Other		1,891,561
Total	$	222,188,980

Payables to broker-dealers, clearing organizations and customers:		
Securities failed-to-receive - broker-dealers	$	70,917,320
Securities failed-to-receive - customers		60,783,676
Other		1,625,448
Total	$	133,326,444

6. Equipment

Equipment is comprised of the following:

Software licenses, computer and related equipment	$	20,308,258
Office hardware		33,465,296
Accumulated depreciation		(42,769,473)
Total equipment, net	$	11,004,081

For the year ended December 31, 2020, depreciation expense was $10,288,403.

7.   **Software Development Costs**

Software development costs are comprised of the following:

Software development costs	$ 126,495,048
Accumulated amortization	(92,666,121)
Total software development costs, net	$ 33,828,927

For the year ended December 31, 2020 software development costs totaling $25,010,108 were capitalized and amortization expense recognized was $15,059,856. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional and consulting fees in the Statement of Operations.

8.   **Income Taxes**

The provision for income taxes consists of the following:

Current:	
Federal	$ 57,692,824
State and local	22,200,592
Total current provision	79,893,416
Deferred:	
Federal	1,570,821
State and local	292,092
Total deferred provision	1,862,913
Provision for income taxes	$ 81,756,329

The difference between the Company's reported provision for income taxes and the U.S. federal statutory rate of 21% is as follows:

U.S. federal tax at statutory rate	$	67,464,973	21.0%
State and local taxes, net of federal benefit		17,880,228	5.6
Excess tax benefits from stock-based compensation		(2,789,807)	(0.9)
Other, net		(799,065)	(0.2)
Provision for income taxes	$	81,756,329	25.5%

The following is a summary of the Company's net deferred tax liabilities:

Net operating loss carryforwards	$ 64,482
Stock-based compensation	3,500,888
Other	1,211,152
Total deferred tax assets	4,776,523
Depreciation and amortization	(9,783,459)
Deferred tax liabilities, net	$ (5,006,936)

In 2001, the Company had an ownership change within the meaning of Section 382 of the Internal Revenue Code. As of December 31, 2020, the Company had restricted U.S. federal net operating loss carryforwards of $307,057, related to the ownership change, which will expire in March 2021. The Company's net operating loss carryforwards may be subject to additional annual limitations if there is a 50% or greater change in the Company's ownership, as determined over a rolling three-year period.

The Company or Parent files U.S. federal, state, and local income tax returns. The Parent is currently under a New York State income tax examination for tax years 2010 through 2017 and a New York City income tax examination for the tax years 2016 through 2018. At this time, the Parent cannot estimate when examinations will conclude or the impact such examinations will have on the Company's Financial Statements, if any. Generally, the Parent is no longer subject to tax examinations by tax authorities for years prior to 2017.

A reconciliation of the Company's unrecognized tax benefits is as follows:

Balance at December 31, 2019	$	6,830,695
Additions attributable to state and local tax apportionment		9,485,812
Balance at December 31, 2020	$	16,316,507

As of December 31, 2020, the Company recorded $16,316,507 of unrecognized tax benefits which, if recognized, would affect the Company's effective tax rate. Due to the uncertainty related to the timing and potential outcome of the audits, the Company cannot reasonably estimate the amount of the unrecognized tax benefit that could be adjusted in the next 12 months. During the year ended December 31, 2020, the Company recognized $3,676,433 in penalties and interest. The Company had $4,917,663 accrued for the payment of interest and penalties at December 31, 2020.

9.   Affiliate Transactions

Pursuant to an intermediary services agreement with an affiliate, the Company provides access to its trading platform for certain users located in Canada. In addition, the Company provides sales and customer support, legal and compliance and finance and accounting services to this affiliate. The Company charges the affiliate transaction fees for these services. The transaction fees amounted to $3,351,114 and are included in other revenues from affiliates in the Statement of Operations for the year ended December 31, 2020. As of December 31, 2020, the amounts due to and from this affiliate were $256,391 and $273,370, respectively. The net amount due from this affiliate was $16,979 and is included in accounts receivable on the Statement of Financial Condition.

The Company allocates compensation costs for shared resources, which includes sales, legal and compliance, finance and accounting, marketing, IT and trade support and general management personnel to an affiliate based on an internal methodology. The allocated costs amounted to $1,354,502 and are included in other revenues from affiliates in the Statement of Operations for the year ended December 31, 2020. As of December 31, 2020, the amounts due to and from this affiliate were $30,418 and 217,135, respectively. The net amount due from this affiliate was $186,717 and is included in accounts receivable on the Statement of Financial Condition.

The Company incurred allocated expenses from the Parent including occupancy, utilities and office maintenance, audit, insurance and depreciation and amortization of leasehold improvements and furniture and fixtures based on an internal methodology. The allocated costs were $10,293,321 for the year ended December 31, 2020. As of December 31, 2020, the amounts due to and from the Parent were $23,055,725 and $923,309, respectively. The net amount due to the Parent was $22,132,416 and is included in due to affiliates on the Statement of Financial Condition.

The Company allocates total compensation costs for legal and compliance, finance and accounting, sales and marketing, IT and trade support and general management personnel to an affiliate. The allocated costs are based on an internal methodology and amounted to $176,391 for the year ended December 31, 2020. As of December 31, 2020, the amount due from this affiliate was $12,512 and is included in accounts receivable on the Statement of Financial Condition.

The Company allocates charges for shared resources to an affiliate. As of December 31, 2020, the amounts due to and from this affiliate were $190,810 and $474,290, respectively. The net amount due from this affiliate was $283,480 and is included in accounts receivable on the Statement of Financial Condition.

The Company provides support for an overseas affiliate that operates a trading platform for certain users principally located in Europe and Asia. The Company also provides marketing, legal and compliance and finance and accounting services to this affiliate. This affiliate provides intermediary services to the Company for sales and customer support for clients in the region that trade U.S. products. The net costs charged to the Company by this affiliate amounted to $62,309,151 and are included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 2020. As of December 31, 2020, the amounts due to and from this affiliate were $9,323,882 and $1,631,292, respectively. The net amount due to this affiliate was $7,692,590 and is included in due to affiliates on the Statement of Financial Condition.

An affiliate provides the Company with trade matching, regulatory transaction reporting and market data services. The related costs charged to the Company by this affiliate amounted to $966,231. This amount is offset by charges of $495,368 for IT services and related infrastructure support that the Company provides to this affiliate, at cost. These amounts are included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 2020. As of December 31, 2020, the amounts due to and from this affiliate were $228,031 and $74,211, respectively. The net amount due to this affiliate was $153,820 and is included in due to affiliates on the Statement of Financial Condition.

An affiliate provides sales and customer support to the Company for certain clients located in Latin America. The related costs charged to the Company by this affiliate amounted to $562,809 and are included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 2020. As of December 31, 2020, the amount due to this affiliate was $29,724 and is included in due to affiliates on the Statement of Financial Condition.

The Company allocates charges for allocated resources to affiliates in Singapore and the Netherlands. As of December 31, 2020, the amount due from these affiliates was $320,231 as of December 31, 2020 and is included in accounts receivable on the Statement of Financial Condition.

The Company's Parent and an affiliate provided loans to the Company during the year ended December 31, 2020. The Company incurred $1,463,996 of interest expense to the Parent and the affiliate for these loans which is included within general and administrative on the Statement of Operations for the year ended December 31, 2020. The Company had $39,674,162 of principal and accrued interest outstanding on these loans as of December 31, 2020, which is included within due to affiliates on the Statement of Financial Condition.

10.   **Stock-based Compensation Plans**

The Company's employees participate in the stock incentive plan of the Parent. Stock compensation expense related to restricted stock and stock options was $9,534,392 and is included in employee compensation and benefits in the Statement of Operations.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Notes to Financial Statements
December 31, 2020

Stock Options
The exercise price of each option granted is equal to the market price of the Parent's common stock on the date of grant. Generally, option grants have provided for vesting over a three or five-year period. Options generally expire in six or ten years from the date of grant. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model ("Black-Scholes"). The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Parent's stock price as well as assumptions regarding a number of highly complex and subjective variables, including the expected stock price volatility over the term of the awards, the risk-free interest rate, the expected dividend yield rate and the expected term. Expected volatilities are based on historical volatility of the Parent's stock. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The dividend yield rate is based on the expected annual dividends to be paid divided by the expected stock price. The expected term represents the period of time that options granted are expected to be outstanding based on actual and projected employee stock option exercise behavior.

The weighted-average fair value for options granted during 2020 was $91.43. The following table represents the assumptions used for Black-Scholes to determine the per share weighted-average fair value for options granted for the year ended December 31, 2020:

Expected life (years)	5.00
Risk-free interest rate	1.6%
Expected volatility	26.8%
Expected dividend yield	0.6%

The following table reports stock option activity for the year ended December 31, 2019 and the intrinsic value as of December 31, 2020:

	Number of Shares	Weighted Average Exercise Price ($)	Remaining Contractual Term	Intrinsic Value ($)
Outstanding at December 31, 2019	94,192 $	124.28		
Granted	4,558	368.10		
Cancelled	(218)	307.52		
Exercised	(23,073)	124.57		$ 9,579,448
Outstanding at December 31, 2020	75,459	138.39	1.7	32,611,092
Exercisable at December 31, 2020	35,589	131.24	1.6	15,635,069

The intrinsic value is the amount by which the closing price of the Parent's common stock on December 31, 2020 of $570.56 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of shares. As of December 31, 2020, there was $435,675 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted-average period of 0.4 years.

Restricted Stock and Performance Shares
Restricted stock generally vests over a three or five-year period. Compensation expense is measured at the grant date and recognized ratably over the vesting period.

Prior to 2020, performance shares were generally granted with a performance period of one year, whereby each performance share award was earned or forfeited based on the level of achievement by the Parent of pre-tax operating income, as defined in the year following the grant. The pay-out ranged from zero to 150% of the

performance share award. For each performance share earned, a participant was awarded an equal number of shares of restricted stock. Subject to the grantee's continued service, any restricted stock awarded to a participant vested in two equal installments on each of the second and third anniversaries of the date of grant of the applicable performance share award. Compensation expense for one-year performance shares was measured at the grant date and recognized on a graded basis over the vesting period.

Beginning in 2020, performance shares were granted with a three-year performance period, whereby each performance share award will be earned or forfeited based on the level of achievement by the Parent of certain operating metrics over the three-year period following the grant. The pay-out will range from zero to 150% of the performance share award. For each performance share earned, a participant is awarded an equal number of shares of restricted stock. Subject to the grantee's continued service, any restricted stock awarded to a participant will vest on the three year anniversary of the grant date. Compensation expense for the three-year performance shares is measured at the grant date with performance target achievement assessed at the end of each reporting period. The grant date value of the number of shares deemed probable to vest is recognized ratably over the vesting period. A total of 3,097 performance shares were awarded in January 2020 under the three-year program with a grant date fair value of $360.90. As of December 31, 2020, 3,387 shares have been deemed probable to vest.

The following table reports restricted stock and performance share activity during the year ended December 31, 2020:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2019	125,086	$ 169.94
Transfer of employees from affiliate	1,661	
Granted	25,312	
Performance share pay-out	3,383	
Forfeited	(8,604)	
Vested	(61,112)	
Outstanding at December 31, 2020	85,726	$ 426.46

As of December 31, 2020, there was $10,047,577 of total unrecognized compensation expense related to non-vested restricted stock and performance shares. That cost is expected to be recognized over a weighted-average period of 1.0 years.

Employee Stock Purchase Plan
The Parent offers a non-qualified employee stock purchase plan for non-executive employees. Under the plan, participants are granted the right to purchase shares of the Parent's common stock based on the fair market value on the last day of the six-month offering period. On the purchase date, the Parent will grant to the participants a number of shares of common stock equal to 20% of the aggregate shares purchased by the participant. These matching shares vest over a one-year period. The Parent issued 583 matching shares in connection with the plan for the year ended December 31, 2020.

11.   Borrowings, Commitments and Contingencies

Credit Agreement

In October 2015, the Parent entered into a two-year amended and restated credit agreement (the "Prior Credit Agreement") that provided for revolving loans and letters of credit up to an aggregate of $100,000,000. The maturity date of the Prior Credit Agreement was subsequently extended to November 2020. On August 19, 2020,

the Parent amended the Prior Credit Agreement to, among other things, (i) permit investments of up to $500,000,000 in the Company and (ii) increase the aggregate commitments of the lenders under the Credit Agreement from $100,000,000 to $450,000,000. The Prior Credit Agreement matured on November 13, 2020, when the Parent entered into a new one-year credit agreement. Borrowings under the Prior Credit Agreement bore interest at a rate per annum equal to the base rate or adjusted LIBOR plus an applicable margin that varied with the Parent's consolidated total leverage ratio.

In November 2020, the Parent entered into a credit agreement (the "Credit Agreement") with a syndicate of lenders and JPMorgan Chase Bank, N.A. ("JPMorgan"), as administrative agent, that provides aggregate commitments totaling $500,000,000, consisting of a revolving credit facility and a $5,000,000 letter of credit sub-limit for standby letters of credit. The Credit Agreement replaced the Prior Credit Agreement and will mature on November 12, 2021, with the Parent's option to request up to two additional 364-day extensions at the discretion of each lender and subject to customary conditions. As of December 31, 2020, the Parent had $971,093 in letters of credit outstanding and $499,028,907 in available borrowing capacity under the Credit Agreement.

Borrowings under the Credit Agreement will bear interest at a rate per annum equal to the base rate or adjusted LIBOR plus an applicable margin that varies with the Parent's consolidated total leverage ratio. The Credit Agreement requires that the Parent satisfy certain covenants, which include leverage ratios and minimum earnings before interest, tax, and depreciation and amortization requirements. The Parent was in compliance with all applicable covenants at December 31, 2020.

Collateralized Agreement

In connection with its self-clearing operations, the Company has entered into an agreement (the "Collateralized Agreement") with its settlement bank to provide loans to the subsidiary in amounts up to an aggregate of $200,000,000 on an uncommitted basis. Borrowings under the Collateralized Agreement are collateralized by securities pledged by the Company to the settlement bank, subject to applicable haircuts and concentration limits. Borrowings under the Collateralized Agreement will bear interest at a rate per annum equal to the Federal Funds Rate plus 1.00%. The Company incurred $72,699 of interest expense on borrowings under the Collateralized Agreement during the year ended December 31, 2020. As of December 31, 2020, the Company had no borrowings outstanding and $200,000,000 in available borrowing capacity under the Collateralized Agreement.

Intercompany Loan Agreements

The Company has entered into loan agreements with the Parent and an affiliate (the "Intercompany Loan Agreements") to satisfy liquidity requirements related to its self-clearing operations. Borrowings under the Intercompany Loan Agreements bear interest at a rate per annum equal to the Secured Overnight Financing Rate plus 2.50%. The Company incurred $1,463,996 of interest expense on borrowings under the Intercompany Loan Agreements during the year ended December 31, 2020. As of December 31, 2020, the Company had $39,674,162 of principal and accrued interest outstanding under the Intercompany Loan Agreements.

12.   Retirement and Deferred Compensation Plans

The Parent offers the Company's employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Participation in the 401(k) Plan is available to all full-time employees of the Company. The Company made $2,070,931 in matching contributions to the 401(k) Plan for the year ended December 31, 2020.

The Parent offers a non-qualified deferred cash incentive plan to certain officers and other employees. Under the plan, eligible employees may defer up to 100% of their annual cash incentive pay. The Parent has elected to fund its deferred compensation obligations through a rabbi trust. The rabbi trust is subject to creditor claims in the event of insolvency but such assets are not available for general corporate purposes. Assets held in the rabbi trust are invested in mutual funds, as selected by the participants, which are designated as trading securities and carried at fair value. As of December 31, 2020, the fair value of the mutual fund investments and deferred compensation obligation were $4,078,362. Changes in the fair value of securities held in the rabbi trust are recognized as trading

gains and losses and included in other revenues and offsetting increases or decreases in the deferred compensation obligation are recorded in employee compensation and benefits. For the year ended December 31, 2020, the trading gains were $647,387 with the offsetting impact included in compensation and benefits.

13. Cash and Cash Equivalents and Restricted Cash

The following table provides a reconciliation of cash and cash equivalents together with restricted or segregated cash as reported within the Statement of Financial Condition to the sum of the same such amounts shown in the Statement of Cash Flows as of December 31, 2020:

Statement of Financial Condition Location

Cash and cash equivalents	Cash and cash equivalents	$	252,811,358
Cash segregated for regulatory purposes	Cash segregated under federal regulations		50,058,633
Deposits with clearing organizations and broker-dealers	Receivables from broker-dealers, clearing organizations and customers		39,318,062
Other deposits	Prepaid expenses and other assets		90,000
Total		$	342,278,053

14. Subsequent Events

The Company evaluated whether any other events or transactions occurred subsequent to the date of the Statement of Financial Condition through March 1, 2021, and determined that there were no additional material events or transactions that would require recognition or disclosure in these financial statements.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2020		Supplementary Schedule I

Net Capital

Total shareholder's equity	$	375,091,692

Deductions

Nonallowable assets		
Mutual funds held in rabbi trust, at fair value		4,078,362
Accounts receivable, net		30,463,233
Equipment and software development costs, net		44,833,008
Prepaid expenses and other assets		16,092,142
Aged fail-to-deliver		6,847,587
Other deductions and charges		21,755,710
Net Capital before haircuts on securities positions		251,021,650
Haircut on money market funds		(18)
Net capital		**251,021,632**
Required net capital		2,548,881
Excess net capital	**$**	**248,472,751**

Net capital in excess of the greater of:		
5% of aggregate debits or 120% of min net capital req	**$**	**244,649,430**

There are no material differences between the calculation above and the Company's unaudited FOCUS Report as of December 31, 2020 as filed on January 27, 2021.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Computation for Determination of Reserve Requirement Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020   **Supplementary Schedule II**

Customer Reserve Requirement

Free credit balances and other credit balances in customers' security accounts	$	65,363,234
Customers' securities failed to receive		66,981,197
Credit balances in firm accounts which are attributable to principal sales to customers		877,772
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		287,910
Total credits		**133,510,113**
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		54,329,646
Failed to deliver of customers' securities not older than 30 calendar days.		73,114,398
Aggregate debits		127,444,044
Less 3%		(3,823,321)
Total debits		**123,620,723**
Excess of total credits over debits	$	**9,889,390**
Amount held in reserve bank account	$	50,058,633

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020   **Supplementary Schedule III**

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control for which instructions to reduce to possession or control had been issued but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3:   **NONE**

    A. Number of items   **NONE**

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:   **NONE**

    A. Number of items   **NONE**